Exhibit 12.1

Rouse Properties, Inc.

Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends*

	Historical
	Successor					Predecessor
	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012	Year Ended December 31, 2012	Year Ended December 31, 2011	Period From November 10, 2010 through December 31, 2010	Period From January 1, 2010 through November 9, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Dollars in thousands)
Earnings:
Pre-tax income (loss) from continuing operations	$(29,451)	$(26,011)	$(68,214)	$(26,443)	$(2,784)	$(20,524)	$(29,275)	$49,557
Add:
Fixed Charges	21,335	29,989	96,889	70,984	10,394	88,654	72,089	75,605
Amortization of capitalized interest	—	—	—	—	—	—	—	—

Less:
Interest capitalized	—	—	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—
Total earnings (loss)	$(8,116)	$3,978	$28,675	$44,541	$7,610	$68,130	$42,814	$125,162

Fixed Charges:
Interest expense (including amortization of finance charges and market rate adjustments)	$21,335	$29,989	$96,889	$70,984	$10,394	$88,654	$72,089	$75,605
Interest capitalized	—	—	—	—	—	—	—	—
Interest within rental expense	—	—	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—
Total fixed charges	$21,335	$29,989	$96,889	$70,984	$10,394	$88,654	$72,089	$75,605
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends*	(a)	(b)	(c)	(d)	(e)	(f)	(g)	1.66

*                 As of the date hereof, there are no shares of preferred stock issued and outstanding and, therefore, there are no amounts for preferred stock dividends included in these calculations.

(a)         For the three months ended March 31, 2013, our losses exceeded our fixed charges by approximately $8.1 million.  The coverage deficiency for total fixed charges for this period was $29.5 million to arrive at a one-to-one ratio.

(b)         For the three months ended March 31, 2012, the coverage deficiency for total fixed charges was $26.0 million to arrive at a one-to-one ratio.

(c)          For the year ended December 31, 2012, the coverage deficiency for total fixed charges was $68.2 million to arrive at a one-to-one ratio.

(d)         For the year ended December 31, 2011, the coverage deficiency for total fixed charges was $26.4 million to arrive at a one-to-one ratio.

(e)          For the period from November 10, 2010 through December 31, 2010, the coverage deficiency for total fixed charges was $2.8 million to arrive at a one-to-one ratio.

(f)           For the period from January 1, 2010 through November 9, 2010, the coverage deficiency for total fixed charges was $20.5 million to arrive at a one-to-one ratio.

(g)          For the year ended December 31, 2009, the coverage deficiency for total fixed charges was $29.3 million to arrive at a one-to-one ratio.